UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                          Stream Global Services, Inc.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------

                         (Title of Class of Securities)


                                    86323M100
                                    ---------
                                 (CUSIP Number)


                                 January 1, 2009
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 86323M100                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Master Fund, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,928,300
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,928,300
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,928,300
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 86323M100                    13G                     Page 3 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Advisors II L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,928,300
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,928,300
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,928,300
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

     This Schedule 13G (this "Schedule 13G") is being filed on behalf of Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C. with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Stream Global Services, Inc., formerly known as Global BPO Services Corp., a corporation formed under the laws of the State of Delaware.


Item 1:        Name of Issuer:
------         --------------

     The name of the issuer is Stream Global Services, Inc. (formerly known as Global BPO Services Corp.), a corporation formed under the laws of the State of Delaware (the "Company").

Item 2:
-------

Item 2(a):     Name of Person Filing:
---------      ---------------------

     This Schedule 13G is filed by:

     (i) Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Offshore Master Fund"), which invests and trades in securities, with respect to shares of Common Stock directly held by it; and

     (ii) Third Point Advisors II L.L.C., a Delaware limited liability company ("Advisors II"), which serves as the general partner of the Offshore Master Fund.

     The Offshore Master Fund and Advisors II are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

     The address of the principal business office of the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies. The address of the principal business office of Advisors II is 390 Park Avenue, New York, New York 10022.

Item 2(c):     Citizenship:
---------      -----------

     Advisors II is organized as a limited liability company under the laws of the State of Delaware. The Offshore Master Fund is organized as an exempted limited partnership under the laws of the Cayman Islands.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

     Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):     CUSIP Number:
---------      ------------

     CUSIP number of the Common Stock is 86323M100.

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

          A. [ ]  Broker or dealer registered under Section 15 of the Act,
          B. [ ]  Bank as defined in Section 3(a)(6) of the Act,
          C. [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
          D. [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
          E. [ ]  13d-1(b)(1)(ii)(E),
          F. [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
          G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
          H. [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
          I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
          J. [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:
------         ---------

The beneficial ownership of Common Stock by the Reporting Persons as of the date hereof is as follows:

  A. Third Point Offshore Master Fund, L.P.
     --------------------------------------
     (a) Amount beneficially owned: 1,928,300
     (b) Percent of class: 16.9%. The percentages used herein and in the rest of this Schedule 13G are calculated based on (i) 9,470,675 shares of Common Stock issued and outstanding as of November 13, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 and (ii) 1,928,300 shares of Common Stock issuable upon exercise of Warrants held by the Reporting Persons that were exercisable within sixty (60) days of the date hereof.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 1,928,300
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 1,928,300

  B. Third Point Advisors II L.L.C.
     ------------------------------
     (a) Amount beneficially owned: 1,928,300
     (b) Percent of class: 16.9%
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 1,928,300
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 1,928,300

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:        Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

Not applicable.

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2009



                       THIRD POINT OFFSHORE MASTER FUND, L.P.

                       By:  Third Point Advisors II L.L.C., its general partner
                       By:  Daniel S. Loeb, Managing Director


                       By: /s/ William Song
                          ------------------------------------------------------
                          Name:   William Song
                          Title:  Attorney-in-Fact



                       THIRD POINT ADVISORS II L.L.C.

                       By:  Daniel S. Loeb, Managing Director



                       By: /s/ William Song
                          ------------------------------------------------------
                          Name:   William Song
                          Title:  Attorney-in-Fact
















                 [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
                          STREAM GLOBAL SERVICES, INC.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated January 5, 2009, by and between Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.

Exhibit 99.2: Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009.